EXHIBIT 10.2
September 8, 1998


Carl J. Yankowski
127 Farm Street
Dover, Massachusetts 02030


Dear Carl:

This letter will evidence the agreement between you and Reebok International Ltd. ("Reebok" or the "Company") relating to your employment by Reebok. Our agreement is as follows:

1. Your Position; Duties and Responsibilities. You will be designated during the initial term of this Agreement as President and Chief Executive Officer, Reebok Brands Division, and as an Executive Vice President of Reebok International Ltd. In such assignment, you will have all responsibilities normally associated with such positions (other than shared service functions which will be handled on the basis previously discussed), including strategic and operating responsibility for the business conducted in the Reebok Brands Division on a worldwide basis, operating within corporate policies and guidelines, and mutually-agreed budgets and capital authorization levels. In addition, as we have discussed, I will be recommending you for election as a Director at the next Reebok Board meeting. Although your responsibilities as of the date of this letter are as described above, you should understand that changes may occur which result in some operations being removed and some being added to your responsibility. On an overall basis, however, your level of responsibility will be at least commensurate with that of the prior President and C.E.O. of the Reebok Brands Division and with the level of your responsibilities as of the date of this letter.

You will devote your full business time and your best efforts to the businesses of the Reebok Brands Division and will perform the duties required by such position and such other duties as may be specified from time to time by the Company's Board of Directors or Chief Executive Officer. You agree to comply in all material respects with Company policies as in effect from time to time, as such policies may be articulated by the Company's Board of Directors or Chief Executive Officer.

You shall not be prevented from accepting positions of responsibility in outside business and charitable organizations, such as directorships of outside business corporations and public charities, subject to the limitation that such activities shall not interfere with your discharge of your responsibilities to Reebok hereunder and shall not include any involvement with any competing enterprise. You agree to comply with whatever policies are in existence in this regard, including the current policy, which limits senior executives to serving on no more than two (2) for-profit Boards.

2. Term of Agreement. You and Reebok agree that, unless earlier terminated pursuant to Section 10, this Agreement will be for an initial period of five years beginning as of the date of this letter (the "Term"). Unless notice to the contrary is given by you or Reebok prior to six (6) months before the end of the Term or any extension thereof, the term of this Agreement shall be extended for one (1) additional year beyond the end of the initial Term, or the end of any extension term, as the case may be.

3. Base Salary. Your base salary will be at the annual rate of $800,000, payable in accordance with Reebok's normal pay practices, to be reviewed for possible increase (but not decrease) initially in March of 2000, and annually thereafter.

4. Annual Incentive Compensation. Your annual incentive compensation has been targeted at 100% of your base salary. You will participate in the same incentive compensation plan as the other senior executives of the Company, and to the extent that you share either Reebok Brand or Company-wide financial performance criteria with those other executives under the plan, your required level of financial performance will be set at the same level as for those other executives. Actual payment levels under the incentive compensation program will be based on your achievement of financial and management performance goals, with such goals to be established each year by the Company's Chief Executive Officer or Board of Directors. In the event of any disagreement concerning whether such goals have been achieved and/or the percentage bonus to be awarded, the decision of the Company's Chief Executive Officer shall be final. If you believe that the decision of the Company's Chief Executive Officer has not been made in good faith, you may submit your position on the matter in writing to the Compensation Committee of the Company's Board of Directors, which will consider your position at its next regular meeting and revise the Chief Executive Officer's decision if it determines that revision is appropriate.

5. Loan Amount. Reebok will lend you, on an interest-free basis, the sum of $1,000,000 (the "Loan"), with the loan proceeds to be payable to you within fourteen (14) days after your execution of a Promissory Note furnished by the Company. Reebok will provide you with a Promissory Note for execution within seven (7) days of your execution of this Agreement. The Company will also make lump-sum payments sufficient, after giving effect to all federal, state and other applicable taxes, to make you whole for any taxes that might be incurred as a result of the making of, any imputation of interest on, or forgiveness of, the Loan. You agree that in the event your employment with the Company is terminated for any reason (other than as specified in Sections 10B and 10D through 10G) prior to September 7, 2001, you will repay to the Company a pro rata portion of the Loan based on the following formula:


Amount of Loan Repayment = $1,000,000
                               x
        (1095 - Number of Days Employed by the Company) divided by 1095

Any repayment called for under this Section will be made to the Company within fourteen (14) days of your last day of employment by the Company; alternatively, at the Company's sole discretion, the loan repayment obligation may be satisfied, in whole or in part, by the Company offsetting that obligation against amounts owed to you by the Company. If your employment continues beyond September 7, 2001, then the Company will forgive the Loan in its entirety. Notwithstanding the foregoing, in the event this Agreement is terminated by you for other than "good reason" at any time prior to the expiration of the initial Term, you agree to repay the entire Loan amount.

6. Stock Options. Options will be granted to you to acquire 500,000 shares of Reebok common stock, at the market price of Reebok's common stock upon the opening of the market as of the date you execute this Agreement, which options will be granted under the Company's 1994 Equity Incentive Plan (the "Plan"), or, to the extent options cannot be so granted, outside the Plan. In the event that options are granted outside the Plan, you will, except as otherwise provided in this Agreement, have the same rights and obligations as an optionee under the Plan, including, without limitation, with respect to a merger, consolidation, sale or other change of control transaction or a recapitalization or other change in the Company's capitalization, and the Company will register the shares covered by such options on Form S-8 promptly after receipt of Board approval and will include such shares in the next listing application to be filed by the Company. As we have discussed, these options are intended as a megagrant, in lieu of annual grants during the initial Term. These options will expire ten
(10) years after the date of grant and will otherwise be governed by the terms prescribed in the Plan. The first 200,000 of your options will become exercisable on the second anniversary of your first date of employment. The remaining 300,000 options will vest in 100,000 share increments on each of the third and fourth anniversaries of your first date of employment, and the final 100,000 share increment will vest on the day preceding the fifth anniversary of the date of this letter. Certificates confirming the grant of such option will be delivered to you no later than September 24, 1998.

7. Fringe Benefits. You will participate in all benefits that are provided generally by Reebok to other senior executives of the Company. In addition, the Company will provide to you during your employment a car allowance of $2,500 per month and life insurance in the amount of two (2) times your annual base salary, subject only to your insurability at standard rates. You will also have the opportunity to purchase additional insurance coverage under the terms of the Company's Flexible Benefits Plan. Furthermore, the Company will arrange for insurance coverage for your spouse's current medical condition, regardless of any pre-existing condition limitation in its medical insurance, but subject to any applicable caps under its existing medical plan. We have agreed that you will be eligible for participation in the Company's Supplemental Executive Retirement Plan ("SERP"), with vesting backdated to September 8, 1998, provided that your employment extends beyond the initial Term of this Agreement. It is understood that the SERP is currently being reviewed and that if you become eligible for participation in the SERP pursuant to the preceding sentence, you will be enrolled in whatever version is next adopted by the Company; provided however that if no amendment to the SERP is adopted prior to September 8, 2003, then you would be eligible for the version in effect as of the date of this Agreement.

8. Vacation. You will be entitled to vacation in accordance with normal Reebok policy for senior executives, with any additional amount to be determined by the Company's Chief Executive Officer.

9. Confidentiality and Non-Competition. You agree that during the Term and thereafter you will maintain the confidentiality of all confidential information learned by you while at Reebok. The standard Reebok Employee Agreement is attached hereto and incorporated herein as Exhibit A. You further agree that during the period of your employment by Reebok and for a period of one year thereafter you will not accept any position with any organization which competes anywhere in the world where Reebok products are sold, with the Reebok Brands Division or with other businesses of Reebok as it shall be constituted at the time of your termination, whether as officer, director, employee, agent, consultant, partner, shareholder or otherwise. You acknowledge and agree that, because the legal remedies of the Company would be inadequate in the event of your breach of, or other failure to perform, any of your obligations set forth in this Section, the Company may, in addition to obtaining any other remedy or relief available to it (including without limitation damages at law), enforce the provisions of this Section by injunction and other equitable remedies. You agree that the provisions with respect to duration and geographic scope and product scope of the restrictions set forth in this Section are reasonable to protect the legitimate interests of the Company and the goodwill of the Company. The provisions of this Section will continue to apply after termination of this Agreement or your employment by the Company.

10. Termination. Notwithstanding the provisions of Section 2 above, this Agreement may be terminated prior to the end of the Term in any of the following cases:

A. Voluntary Termination Without Good Reason. You may terminate this Agreement, without "good reason," upon ninety (90) days prior written notice to the Company.

B. Voluntary Termination With Good Reason. You may terminate this Agreement with "good reason" upon fourteen (14) days prior written notice to the Company, provided however that you must first provide written notice of the "good reason" to the Company, and the Company must fail to cure such "good reason" within thirty (30) days. For purposes of this Agreement, "good reason" will mean the following:

(i) failure by the Company to maintain you in the positions of President and C.E.O. of the Reebok Brand and Executive Vice President of
Reebok International Ltd.;

(ii) a material diminution in the overall level of your responsibilities or authority;

(iii) a change in your reporting relationship so that you no longer report to the Chief Executive Officer of Reebok International Ltd.;

(iv) a failure to elect you to the Board of Directors of Reebok International Ltd. prior to December 31, 1998 or to nominate you for membership on the Board at such time as your term as a Director expires;

(v) relocation of your principal place of business more than thirty (30) miles from the current location;

(vi) a failure, by December 31, 1998, to have the Compensation Committee of the Board of Directors approve a Change in Control Agreement for you in a form substantially similar to the May 29, 1997 Change in Control Agreement signed by other senior executives, with the only substantive changes being as follows: (a) elimination of the second sentence of section 4.b.(i) of the Change in Control Agreement; and (b) addition of language making it clear that a "Change in Control" would not be deemed to occur under the last paragraph of Section 3 of the Change in Control Agreement in the case of a leveraged buy-out or recapitalization of the Company so long as you retained all the benefits of this Agreement and continued future coverage under your Change in Control Agreement following the leveraged buyout or recapitalization, and your existing stock options were converted to equity or replacement options on a basis no less favorable than that generally adopted for other senior executives of the Company. Any benefits provided to you under the Change in Control Agreement (in the event that such agreement applies) will be in substitution for benefits provided pursuant to Section 11 of this Agreement; or

(vii) failure to make timely payment of material compensation or benefits required to be provided under this Agreement, or to provide for assumption of this Agreement as required by Section 12 (a).

C. Cause. The Company may terminate this Agreement for cause, upon written notice to you. For purposes of this Agreement, "cause" will mean:

(i) fraud, embezzlement, or other intentional misappropriation from the Company;

(ii) your material breach of any material written policies, rules or regulations of employment which may be adopted or amended from time to time by the Company and which have been communicated to you in writing prior to the conduct giving rise to the alleged breach;

(iii) your conviction of a felony or a misdemeanor (excluding traffic offenses) involving moral turpitude;

(iv) any other conduct on your part involving fraud, gross negligence or willful misconduct, or other action which materially damages the reputation of the Company;

(v) your refusal to perform material duties assigned in accordance with the terms of this Agreement (provided that such duties are not unlawful) or your failure to act in good faith in the performance of your employment duties; or

(vi) your default of any material obligations under this Agreement, which default is not cured within thirty (30) days after the date on which the Company gives you written notice of such default.

It is understood and agreed that a failure to achieve financial or other business results is not a basis for a "for cause" termination. No termination of your employment for cause shall be deemed to have occurred unless you have been given notice of the reason therefore including the allegations which may constitute reason for such termination and after (a) you have been provided an opportunity to be heard by the Board of Directors of the Company or the Executive Committee thereof, and (b) such decision has been upheld by the Board or Executive Committee.

D. Death. This Agreement will terminate immediately upon your death. However, upon your death, all outstanding stock options will become immediately exercisable pursuant to the provisions of the Plan.

E. Incapacity. Upon written notice to you, the Company may terminate this Agreement in the event of your incapacity, subject, however, to any legal obligations that mandate continued employment. For purposes of this Agreement, "incapacity" will mean such incapacity or disability as would qualify you for long-term disability coverage under the Company's long-term disability insurance plan. In addition, in the event your employment is terminated as a result of your disability (as that term is defined in the Plan), all outstanding stock options will become immediately exercisable pursuant to the provisions of the Plan.

F. Non-Performance. On or after February 1, 2001, the Company may, subject to the provisions of Section 11C, upon written notice to you, terminate your employment for non-performance. For purposes of this Agreement, "non-performance" will mean your material failure to satisfy any of your annual management objectives (beginning with your calendar year 2000 objectives), provided however that (i) such objectives must have been approved by the Compensation Committee of the Board of Directors or the Board of Directors itself; and (ii) to the extent that the failure to meet an objective is the result of specific direction received from the Chief Executive Officer, your objectives will, for purposes of this Section, be adjusted to eliminate the effect of the Chief Executive Officer's decision.

G. Other Reasons. Subject to the terms of Section 11D, the Company may terminate your employment for any other reason, upon written notice to you.

11. Payment Obligation in the Event of Termination. In the event of any termination pursuant to Section 10, Reebok shall have the following payment obligations.

A. Voluntary Termination Without Good Reason, and Terminations for Cause, Death, or Incapacity. In the event of any termination of this Agreement pursuant to Sections 10A and C-E, you will be entitled to payment of your base salary only until the last day of your employment, and no further payments of any kind will be due you from the Company, except as may be payable pursuant to the Company's employee benefit plans (other than the Company's severance plan), the Change in Control Agreement referenced in Section 10B.(vi) hereof (if applicable), and
Section 12(f) hereof.

B. Voluntary Termination With Good Reason. In the event that you terminate this Agreement with "good reason" pursuant to Section 10B, you will be entitled to collect your base salary at the times and in the amounts that would have been paid had you remained in the employ of the Company for the balance of the Term, provided, however, that in no event will you receive less than twelve (12) months or more than thirty-six (36) months of base salary continuation. You will also be entitled to your annual incentive compensation for the year in which termination occurs, such incentive compensation, if any, to be payable to you no later than sixty (60) days after the end of the year in which termination occurs. (The amount of incentive compensation to be paid pursuant to the foregoing sentence will be based on the average percentage of target paid to other senior executives of the Reebok Brand operating unit.) In addition, any stock options set forth in Section 6 that would have become exercisable during the Term will become immediately exercisable as of your last day of employment, and the Company will continue any medical coverage in effect for you and your family as of the date of termination until such date as you become eligible for or receive other medical coverage, but in no event any longer than eighteen (18) months following the date of termination. The foregoing payments and benefits will be contingent upon your execution of a Release acceptable to the Company, and will be in lieu of payments and other benefits, if any, to which you may be entitled under any other severance agreement or severance plan of the Company.

C. Termination for Non-Performance. In the event of any termination by Company of this Agreement pursuant to Section 10F, you will be entitled to collect as severance your base salary at the times and in the amounts that would have been paid had your employment continued for a period of eighteen (18) months following the date of termination. The foregoing payments will be contingent upon your execution of a Release acceptable to the Company, and will be in lieu of payments and other benefits, if any, to which you may be entitled under any other severance agreement or severance plan of the Company.

D. Termination for Other Reasons. In the event of any termination by Company of this Agreement pursuant to Section 10G, you will be entitled to collect your base salary at the times and in the amounts that would have been paid had you remained in the employ of the Company for the balance of the Term, provided however that in no event will you receive less than twelve (12) months of base salary continuation. You will also be entitled to your annual incentive compensation for the year in which termination occurs, such incentive compensation, if any, to be payable to you no later than sixty (60) days after the end of the year in which termination occurs. (The amount of incentive compensation to be paid pursuant to the foregoing sentence will be based on the average percentage of target paid to other senior executives of the Reebok Brand operating unit.) In addition, any stock options set forth in Section 6 that would have become exercisable during the Term will become immediately exercisable as of your last day of employment, and the Company will continue any medical coverage in effect for you and your family as of the date of termination until such date as you become eligible for or receive other medical coverage, but in no event any longer than eighteen (18) months. The foregoing payments and benefits will be contingent upon your execution of a Release acceptable to the Company, and will be in lieu of payments and other benefits, if any, to which you may be entitled under any other severance agreement or severance plan of the Company.

E. Payments provided by the Company under this Agreement will not be subject to mitigation or, other than amounts required to be paid to the Company pursuant to
Section 5, offset.


12. Miscellaneous

(a) Successors, Assigns, Amendment, etc.. This Agreement shall be binding upon and shall inure to the benefit of Reebok and its successors and assigns. Unless such assumption would otherwise occur by operation of law, the Company shall not enter into any agreement for the merger, consolidation, restructuring, sale of assets or other reorganization of the Company, without providing for the express assumption of this Agreement by the Company's successor. This Agreement shall be binding upon you and shall inure to the benefit of your heirs, executors, administrators and legal representatives, but shall not be assignable by you. This Agreement may be amended or altered only by the written agreement of Reebok and you.

(b) Notice. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed by certified mail, postage prepaid, addressed as follows: If to Reebok, to 100 Technology Center Drive, Stoughton, MA 02072 with a copy to General Counsel at the same address, or to such other address as may have been furnished to you in writing as herein provided; or, if to you, to the address set forth above, with a copy to Stephen Lindo, Esq., Willkie Farr & Gallagher, 787 Seventh Avenue, New York New York 10019, or to such other address as may have been furnished to Reebok by you as herein provided in writing. Any notice or other communication so addressed and so mailed shall be deemed to have been given three days after said mailing.

(c) Applicable Law. This Agreement has been executed and delivered by both parties in the Commonwealth of Massachusetts and shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts.

(d) Severability. Each provision of this Agreement is severable from the others, and if any provision hereof shall be to any extent unenforceable, it and the other provisions hereof shall continue to be enforceable to the full extent allowable by any court of competent jurisdiction, as if such offending provision had not been a part of this Agreement.

(e) Entire Agreement. This agreement, together with Exhibit A hereto, constitutes the entire agreement between the parties concerning its subject matter, and supersedes any and all prior agreements between the parties.

(f) Legal Fees. The Company will promptly reimburse you for reasonable and customary legal fees and expenses incurred by you in connection with the negotiation of this Agreement. In addition, the Company will promptly reimburse you for reasonable and customary legal fees incurred by you in connection with efforts to enforce the provisions of this Agreement (provided such efforts result in your recovery of any sum from the Company, whether through court award or settlement).

(g) Background Check. This Agreement, and the parties' obligations hereunder, are contingent upon Reebok's satisfaction with the results of a background check to which you hereby consent. It is expected that the background check will be completed by August 27, 1998, and Reebok will communicate to you whether it is satisfied with its results by no later than August 28, 1998.

If you accept and agree to the foregoing, please signify by signing and returning a counterpart of this letter, whereupon this letter will become a binding agreement between you and the Company as of the date first above written.


Very truly yours,

REEBOK INTERNATIONAL LTD.



By: /s/ PAUL FIREMAN
Paul Fireman
Chief Executive Officer



Accepted and agreed to:



/S/ CARL J. YANKOWSKI
Carl J. Yankowski